November 16, 2005

Mr. Brian Fiddler
Chief Financial Officer
Petrogen Corp.
2000 South Dairy Ashford
Houston, Texas 77077




      Re:	Petrogen Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
Response Material Dated September 1, 2005, October 5, 2005, and
October 21, 2005
      File No. 0-25579


Dear Mr. Fiddler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1. The Form instructions required that you include the date of your most recent fiscal year end on the cover of your Form 10-KSB amendment.

Management`s Discussion and Analysis or Plan of Operation

2. We note that in responding to prior comment 2, you reclassified operator fees of $105,716 and an equal amount of G&A expenses to your property account in 2004. There is no provision for recording the G&A expenses you describe (related to administration, supervision, office services, and warehousing costs) to property costs under the full cost methodology. As such, we anticipate that it will be necessary to adjust your 2004 net loss and property account to move the operator fees, but not the G&A expenses, to your property account to comply with Rule 4-10(c)(6)(iv)(C) of Regulation S-X. Under these circumstances, you should also provide error correction disclosures, including a reconciliation of the as reported and restated amounts;
and relabel all columnar information undergoing revision as restated.
Alternatively, if you believe you are able to support the characterization of these amounts as property acquisition, exploration, or development costs under Rule 4-10(c)(2) of Regulation
S-X, please submit your analysis in this regard.

Financial Statements

Balance Sheet

3. Please expand your disclosure to provide details of your obligation to issue $45,000 in common stock mentioned in your response to prior comment 3. It should be clear when you plan to issue these shares, and how the number of shares will be determined.
We understand that you have treated this obligation as an interest free loan until shares are issued. Tell us the reasons you believe the guidance in APB 21 would not require interest to be imputed and recognized.

Note 3 - Acquisition of Petrogen Inc., page 47

4. Please expand your disclosure under this heading relating to the reverse acquisition to also address the 2,078,000 shares shown as an entry to record the reverse acquisition of Petrogen Corp. on the statement of stockholders` equity. We understand that these shares correspond to the number of shares of the public company that were outstanding immediately prior to your reverse acquisition; please clarify.

5. On a related point, we note that you continue to report a
$639,634
debit to accumulated deficit that is associated with your reverse merger accounting. We ordinarily expect that the entry to record a reverse merger recapitalization would require an incremental and relatively minor adjustment to additional paid in capital for the net assets of the shell entity acquired (as well as an adjustment to par value for the shares held by the public company shareholders immediately prior to the merger). Tell us how you have calculated the $639,634 and what you believe it represents.

Note 5- Oil and Gas Properties, page 47

6. We note in your table of unproved oil and gas properties excluded from amortization that the activity for acquisition and exploration costs during the periods 2004 and 2003 does not correctly sum to the total costs incurred at December 31, 2004. Expand your presentation to include each of the three preceding years and all earlier periods combined as necessary to show when the costs capitalized at December
31, 2004 were incurred, as required under Rule 4-10(c)(7)(ii) of Regulation S-X.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Financial Statements

7. Please revise the disclosures in each of your subsequent
reports
on Form        10-QSB to the extent necessary to comply with the
accounting and disclosure revisions that will be reflected in an amendment to your annual report on Form 10-KSB.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
??

??

??

??

Mr. Brian Fiddler
Petrogen Corp.
November 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010